UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of Registrant’s Name into English)

Via Olgettina No. 58

20132 Milan, Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-271901).

Other Events

AGC Letter of Intent Amendment

As previously reported in its Report on Form 6-K furnished on November 14, 2024, on October 31, 2024, Genenta Science S.p.A. (“Genenta”) entered into a letter of intent (the “LOI”) with AGC Biologics S.p.A. (“AGC”), pursuant to which Genenta and AGC agreed to negotiate the terms of a development and manufacturing services agreement for Genenta’s cell therapy products (the “Proposed Agreement”) and to execute the Proposed Agreement by December 15, 2024 (the “Negotiation End Date”). On December 11, 2024, the parties amended the LOI (the “LOI Amendment”) to extend the Negotiation End Date to December 20, 2024, resulting in a five-day extension.

The above description of the LOI Amendment is qualified in its entirety by reference to the LOI Amendment, a copy of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Exhibits

Exhibit No.	Title

10.1	Letter of Intent Amendment, dated December 11, 2024, between AGC Biologics S.p.A. and Genenta Science S.r.l.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENENTA SCIENCE S.P.A.

Date: December 13, 2024	By:	/s/ Pierluigi Paracchi
Pierluigi Paracchi, Chief Executive Officer